SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                   SCHEDULE TO
                                 (RULE 13(E)(1)

         TENDER OFFER STATEMENT UNDER SECTION 14(D)1 OR SECTION 13(E) OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 461-1899
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:
     ARTHUR C. DELIBERT, ESQ.                   LAWRENCE LEDERMAN, ESQ.
    KIRKPATRICK & LOCKHART LLP             MILBANK, TWEED, HADLEY & MCCLOY LLP
   1800 MASSACHUSETTS AVENUE, NW               ONE CHASE MANHATTAN PLAZA
       WASHINGTON, DC 20036                       NEW YORK, NY 10005
     TELEPHONE: (202) 778-9042                  TELEPHONE: (212) 530-5000

                            CALULATION OF FILING FEE
        Transaction Valuation                           Amount of Filing Fee

        Not Applicable                                  Not Applicable
     ------------------------                         -----------------------


* Set forth the amount on which the filing fee is calculated and state how it was determined

/ / Check the box if any part of the fee is offset as provided by Rule0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

Amount Previously Paid: Not Applicable
Form or Registration No: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

x Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1

/ /  issuer tender offer subject to Rule 13e-4

/ /  going-private transaction subject to Rule 13e-3

/ /  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Corrected Press Release Issued by the Fund on September 23, 2004.

                                  *     *     *

CONTACT:                                                MEDIA CONTACT:
Peter Sundman                                           Kerrie Cohen
President                                               Lehman Brothers
Neuberger Berman Management Inc.                        (212) 526-4092
(877) 461-1899



                BOARD OF NEUBERGER BERMAN REAL ESTATE INCOME FUND
            RECOMMENDS STOCKHOLDERS REJECT UNSOLICITED TENDER
                                     OFFER


NEW YORK, NY, September 23, 2004 -- Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) announced today that the Board, after careful consideration and based on the recommendation of a Special Committee comprised of independent directors, by the unanimous vote of the directors present, voted to recommend that stockholders reject the unsolicited offer commenced by two trusts controlled by Stewart R. Horejsi to purchase up to 50% of the issued and outstanding shares of the Fund's common stock at a price of $19.89 per share net to the seller in cash. The Board concluded that the offer represents a substantial threat to the Fund and its stockholders and that the unsolicited, partial and hostile nature of the offer and the plans for the Fund announced by the Horejsi Trusts were designed to coerce Fund stockholders to tender shares into the offer on disadvantageous terms.

     In response to the offer by the Horejsi Trusts, the Board sent a letter to stockholders summarizing its actions, a copy of which is attached. In addition, the Board has concluded that the Horejsi offer is coercive and has taken certain actions to defend the Fund and its stockholders and to discourage the offer. However, in order to provide liquidity to any stockholder who might be interested in selling shares, the Board has determined that the Fund will commence as soon as possible a tender offer for up to 943,704 shares for $20.00 per share, representing about 20% of the outstanding Fund shares. The Fund's self tender offer is designed to provide liquidity to our stockholders, without requiring them to tender into the Horejsi Trusts coercive offer. The Board will recommend that stockholders not tender into the Fund's self tender offer or the Horejsi offer. HOWEVER, IF A STOCKHOLDER IS INCLINED TO TENDER INTO ANY OFFER, THE BOARD URGES STOCKHOLDERS TO TENDER ONLY INTO THE FUND'S SELF TENDER OFFER.

     In addition, the Fund announced today that its Board has adopted a stockholder rights agreement under which all stockholders of record as of October 7, 2004 will receive rights to purchase shares of its Common Stock. Each right entitles the registered holder to purchase from the Fund three shares of Common Stock at a price equal to the par value of such shares. The rights will become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 11% or more of the outstanding shares of Common Stock. The description and terms of the Rights are set forth in a Rights Agreement which has been filed with the Securities and Exchange Commission. Additional details regarding the rights plan will be outlined in a summary to be mailed to all stockholders following the record date.

Neuberger Berman Management Inc., the Fund's investment manager, is a subsidiary of Neuberger Berman Inc., an investment advisory company serving individuals, families, and taxable and non-taxable institutions with a broad range of investment products, services and strategies. A Lehman Brothers company, Neuberger Berman engages in wealth management services including private asset management, tax and financial planning, and personal and institutional trust services; mutual funds, institutional management and alternative investments; and professional securities services. For further information about Neuberger Berman please visit www.nb.com.

Lehman Brothers (ticker symbol NYSE: LEH), an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients, and high-net-worth individuals worldwide. Founded in 1850, Lehman Brothers maintains leadership positions in equity and fixed income sales, trading and research, investment banking, private equity, asset management and private client services. The Firm is headquartered in New York, London, and Tokyo and operates in a network of offices around the world. For further information about Lehman Brothers' services, products, and recruitment opportunities, visit our Web site at www.lehman.com.

FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 Third Avenue
                             New York, NY 10158-0180

                                                        September 23, 2004

Dear Stockholders:

          On September 10, 2004, two trusts controlled by Stewart R. Horejsi began a hostile, partial tender offer to purchase up to 1,825,000 shares of the outstanding Common Stock of the Fund. YOUR BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF THE DIRECTORS PRESENT, HAS DETERMINED THAT THE HOREJSI OFFER IS NOT IN THE BEST INTERESTS OF THE FUND AND ITS STOCKHOLDERS AND SHOULD BE REJECTED.

          Your Board reached this conclusion after carefully considering the HARMFUL EFFECTS of the Horejsi offer, the coercive nature that the Horejsi offer would have for the Fund's stockholders and other factors described in the attached Schedule 14D-9.

          THE HOREJSI TRUSTS ADMIT THEY INTEND TO:
            o change the Fund's investment strategy from a REIT sector fund to what could be a "blind pool"
            o    terminate Neuberger Berman as the current Fund manager
            o install an affiliate of the Horejsi Trusts as the new investment manager
            o significantly increase the Fund's current advisory fees from 0.2% to perhaps as high as 1.25% of net assets
            o replace the current independent Fund directors with their own handpicked candidates, and thereby take control of the Fund

          YOUR BOARD URGES YOU TO CONSIDER THAT SINCE THE FUND'S INCEPTION:
            o the Fund has significantly out-performed the funds managed by the advisors proposed by the Horejsi offer - based on the average annual market return, the Fund has posted a 25.13% return, while the funds managed by the investment advisors proposed by the Horejsi offer have posted a 16.07% and 19.33% return
            o the Fund has significantly out-performed the S&P 500 index, nearly doubling the average annual market percentage return
            o the Fund has significantly out-performed the Lipper Closed-End Sector Equity Average, averaging approximately a 16% greater average annual return
            o the Fund is an income fund and stockholders have consistently received distributions from the Fund

          Your Board has concluded that the Horejsi offer is coercive and has taken certain actions to defend the Fund and its stockholders and to discourage the hostile offer. However, in order to provide liquidity to any stockholder who might be interested in selling shares, the Board has determined that the Fund will commence as soon as possible a tender offer for up to 943,704 shares at

$20.00 per share, representing 20% of the outstanding Fund shares. The Fund's self tender offer is designed to provide liquidity to our stockholders, without requiring them to tender into the Horejsi Trusts coercive offer. The Board will recommend that stockholders not tender into either the Fund's offer or the Horejsi offer. HOWEVER, IF A STOCKHOLDER IS INCLINED TO TENDER INTO ANY OFFER, THE BOARD URGES STOCKHOLDERS TO TENDER ONLY INTO THE FUND'S SELF TENDER OFFER.

          In order to enhance the Fund's ability to respond to the Horejsi Trusts partial tender offer and to develop possible additional alternatives that are fair to all stockholders, the Board has opted into certain Maryland anti-takeover statutes and adopted a Rights Plan. The Rights Plan will prevent the Horejsi Trusts from acquiring more of the outstanding Common Stock without Board approval. The Fund's self tender would also provide a means for the Horejsi Trusts to sell their shares in an orderly manner. If the Horejsi Trusts do not sell in the self tender, your Board may consider additional actions, which may include additional self tender offers or mergers with other funds. The Board will only take these actions, however, if your independent directors conclude that they will serve the best interests of the Fund's stockholders.

          To provide your Board with greater flexibility in responding to the Horejsi offer, Neuberger Berman has demonstrated its commitment to the Fund by buying 139,535 newly issued shares at the Fund's net asset value of $21.50 per share as of September 22, 2004. This is approximately a $3 million dollar investment and a 12% premium to yesterday's market price. The Neuberger Berman purchase facilitated the Board's decision to become subject to the Maryland statutes and will provide some of the cash for the Fund's self tender.

          In an effort to defray certain non-recurring costs during this difficult period, your Board asked, and Neuberger Berman Management Inc. readily agreed, for the manager to voluntarily waive all fees under the Management and Administration Agreements for an indefinite period. Because of waivers established when the Fund was new, the Fund has been paying management and administration fees at an annual rate of 0.45% of its managed assets.

          We urge you to read the attached Schedule 14D-9 with care so that you will be fully informed as to the Board's recommendation and certain actions that it has taken in response to the Horejsi Trusts hostile, partial tender offer, which are described in more detail in the Schedule 14D-9 .

          IN SUM, WE STRONGLY URGE THAT YOU SHOW THE HOREJSI TRUSTS YOU HAVE NO INTEREST IN THEIR OFFER AND THAT YOU DO NOT TENDER YOUR SHARES.

          Your directors thank you for your continued support.

                                       On behalf of the Board of Directors,


                                       /s/ Peter E. Sundman
                                       --------------------
                                           Peter E. Sundman
                                           Chairman of the Board